[Sutherland Asbill & Brennan LLP Letterhead]

June 10, 2013

Larry L. Greene, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                          Pathway Energy Infrastructure Fund, Inc.

File Numbers 333-186877 and 811-22807

Dear Mr. Greene:

On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on May 28, 2013 regarding (i) Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”), and the prospectus (the “Prospectus”) and statement of additional information (the “Statement of Additional Information”) included therein, and (ii) the Fund’s letter, dated April 16, 2013, responding to comments provided by the Staff on March 28, 2013 (the “Initial Response Letter”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Where revisions to the Prospectus are indicated in the Fund’s responses, such revisions are set forth in the Prospectus included in Amendment No. 2 to the Registration Statement, filed concurrently herewith.

1.              We note your response to prior comment no. 3 in the Initial Response Letter regarding the post-effective amendments and prospectus supplements the Fund intends to file in connection with its continuous offering. Please confirm that a consent from the Fund’s independent registered public accounting firm will be filed in connection with each post-effective amendment to the Registration Statement that includes an updated Prospectus containing audited financial statements.

Response: The Fund confirms that a consent from the Fund’s independent registered public accounting firm will be filed in connection with each post-effective amendment to the Registration Statement that includes an updated Prospectus containing audited financial statements.

Larry L. Greene, Esq.

June 10, 2013

2.              We note your response to prior comment no. 43 in the Initial Response Letter.  Please remove the reference to “fees” in the discussion of investor considerations and clarify that investors should consider which class of shares would be least expensive for them to purchase.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3.              We note your response to prior comment nos. 21 and 75 in the Initial Response Letter.  Please disclose the Fund’s fundamental policies with respect to the concentration of its investments in a particular industry or industries, and with respect to the issuance of senior securities, including whether the Fund reserves freedom of action in these regards.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

4.              We note your response to prior comment no. 24 in the Initial Response Letter. Please clarify that the professionals making the Fund’s investment decisions will not be employees of the Adviser.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

5.              We note your response to prior comment no. 27 in the Initial Response Letter. Please reference the catch-up provision in the summary risk factor bullet points.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

6.              In connection with any of the Fund’s investments to be held in a wholly owned subsidiary for tax or investment structuring purposes, please address the following:

a.              please confirm that any such subsidiary’s financial statements will be consolidated with the Fund’s financial statements;

b.              please confirm that the Fund and any such subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis;

c.               please confirm whether any such subsidiary will only sell its securities to the Fund; and

d.              please confirm whether the Fund’s net asset value will include the assets of any such subsidiary.

Response: The Fund confirms that:

Larry L. Greene, Esq.

June 10, 2013

•                  any such subsidiary’s financial statements will be consolidated with the Fund’s financial statements to the extent required by applicable rules and regulations;

•                  the Fund and any such subsidiary will meet the requirements of the 1940 Act on a consolidated basis;

•                  any such subsidiary will sell its securities only to the Fund; and

•                  the Fund’s net asset value will include the assets of any such subsidiary.

7.              We note your response to prior comment no. 36 in the Initial Response Letter.  Please update your response to explain how the inclusion of a cap on reimbursements of routine non-compensation overhead expenses of the Fund’s investment adviser allows the Fund’s investment advisory agreement to comport with the requirements of Section 15 under the 1940 Act.

Response:  The Fund believes that the inclusion of a cap on reimbursements of routine non-compensation overhead expenses of the Fund’s investment adviser allows the Fund’s board of directors to determine the maximum amount that the Fund could be required to reimburse its investment adviser under such provision.  In doing so, the board of directors is then positioned to be able to evaluate, in the manner required under Section 15 of the 1940 Act, if such amount, together with other compensation payable under the Fund’s investment advisory agreement, is reasonable.

8.              We note your response to prior comment no. 38 in the Initial Response Letter. Please confirm that the calculations in the fee table will be based on the Fund’s estimated sales during the first 12 months of the offering.

Response: The Fund confirms that the calculations in the fee table will be based on the Fund’s estimated sales during the first 12 months of the offering.

9.              We note your response to prior comment no. 40 in the Initial Response Letter. Please advise the Staff whether the Adviser may receive reimbursements for the Fund’s organizational and offering expenses in an amount greater than 5% of the gross offering proceeds.

Response: The Fund advises the Staff on a supplemental basis that the Fund will not make payments for organizational or offering expenses in excess of 5% of the gross offering proceeds. As a result, the Fund will not reimburse the Adviser for any such expenses that exceed 5% of the gross offering proceeds. Further, the Fund advises the Staff that it expects its organizational and offering expenses, as a percentage of gross offering proceeds, to decrease over the course of the offering until such expenses constitute approximately 1.5% of the gross offering proceeds. The Fund believes that this approach is consistent with that of other non-traded business development companies and closed-end funds.

10.       We note your response to prior comment no. 47 in the Initial Response Letter. Please confirm that purchasers in the offering will receive any prospectus supplement disclosing a material change in the Fund’s net asset value prior to purchasing shares of the Fund.

Larry L. Greene, Esq.

June 10, 2013

Response: The Fund confirms that purchasers in the offering will receive any prospectus supplement disclosing a material change in the Fund’s net asset value prior to purchasing shares of the Fund.

11.       We note your response to prior comment no. 65 in the Initial Response Letter. Please confirm that the Fund will hold annual shareholders’ meetings.

Response: The Fund confirms that it will hold annual shareholders’ meetings.

12.       We note your response to prior comment no. 72 in the Initial Response Letter. Please advise the Staff of the types of transactions that the Fund is referencing in the following disclosure: “Prior to the occurrence of a liquidity event, all transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.”

Response: The Fund advises the Staff on a supplemental basis that the transactions contemplated by the above-referenced disclosure are limited to administrative service agreements. Any such agreements with affiliates will be on terms that are no less favorable than could be obtained from an unaffiliated third party and must be approved by the Fund’s board of directors, including a majority of its independent directors.

13.       We note your response to prior comment no. 76 in the Initial Response Letter. Please confirm that the power of attorney included on the signature page of the initial filing of the Registration Statement does not extend to filings other than pre- and post-effective amendments to the Registration Statement, as well as any subsequent registration statement filed by the Fund pursuant to Rule 462(b) and pertaining to the Registration Statement.

Response: The Fund confirms that the power of attorney included on the signature page of the initial filing of the Registration Statement does not extend to filings other than pre- and post-effective amendments to the Registration Statement, as well as any subsequent registration statement filed by the Fund pursuant to Rule 462(b) and pertaining to the Registration Statement.

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Larry L. Greene, Esq.

June 10, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC